

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 16, 2008

Mark H. McKinnies
Senior Vice President and Chief Financial Officer
ADA-ES, Inc.
8100 Southpark Way B
Littleton, Colorado 80120

   Re: ADA-ES, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Form 10-Q for the Period Ended March 31, 2008
     File No. 0-50216

Dear Mr. McKinnies:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

           Sincerely,

           John Cash
           Accounting Branch Chief